FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
March 4, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Mikhail Susov
Appointed First Vice President
of Mobile TeleSystems

Moscow, Russian Federation, - 28 February 2002, – The Board of Directors of OJSC Mobile TeleSystems (MTS) has appointed Mikhail Susov to the position of First Vice President of MTS.

This is the first time that the position of First Vice President has been introduced at MTS. Mikhail Susov will be responsible for commercial operations of the company in the Moscow market and in the regions. He will supervise business development, marketing, customer service and sales. The position of First Vice President will become effective as of today.

Commenting on the new appointment MTS President Mikhail Smirnov said: "The introduction of the post of First Vice-President responsible for commercial operations reflects managements aims at strengthening MTS's commitment to the area of customer relations."

"We are witnessing the beginning of a new phase in the development of the cellular market in Russia. Technology and price wars are ending, and they are being replaced by brand competition. Key factors of success in the future will be customer relations and a well-designed system of customer support", - Mikhail Susov stated.

Mikhail Susov has extensive experience in the telecommunications sector. He is a graduate of Moscow Communications Institute (qualified in radio communications, radio broadcasting and television). In 1992, Mikhail founded a group of companies specializing in design and construction of communications networks. Having been appointed in 1996 General Director of CJSC "Personal Communications" Mr. Susov headed the CDMA project in Russia. In December 2001 he was appointed as General Director of "Comstar".

In 2001 Mr. Susov was awarded Kommersant Publishing House Prize as the most prospective top manager in telecommunications. Mikhail Susov is 34 years old. He is married, has four children – three sons and a daughter. His hobby is "nature and everything with nature" – tourism, fishing and hunting.

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Mobile TeleSystems OJSC (NYSE: MBT) is Russia's leading mobile cellular operator. MTS has GSM 900/1800 licenses to provide mobile cellular telephony services in 46 regions of the Russian Federation, covering 86 million people or 56% of the country's population. MTS network has operations in 29 regions, which cover more than 63,2 million people or 43,2% of the population of the Russian Federation.

Additional information about MTS can be found on MTSs website at www.mtsgsm.com

For further enquiries contact:

MTS

Kirill Lubnin, Public Relations Expert tel: +7095 104 4938

e-mail: lkm@mts.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: __________*__________
Name: Mikhail Smirnov
Title: President

Date: **March 4, 2002**

* By: ____________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities